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                                          FILED PURSUANT TO RULE 425


                                          Filed by: Mediaplex, Inc. pursuant to
                                          Rule 425 under the Securities Act of
                                          1933 and deemed filed pursuant to Rule
                                          14a-12 of the Securities Exchange Act
                                          of 1934.

                                          Subject Company:  Mediaplex, Inc.

                                          Commission File No:  0-27601



Investor Relations Contact:
---------------------------

Natalie Ball                        Frank Patchel
ValueClick, Inc.                    Mediaplex, Inc.
818.575.4523                        415.808.1900

nball@valueclick.com                fpatchel@mediaplex.com
--------------------                ----------------------





Company Contact:
----------------
Elise Arthurs                       Elizabeth Lloyd
ValueClick, Inc.                    Mediaplex, Inc.
818.575.4561                        415.808.1900

earthurs@valueclick.com             elloyd@mediaplex.com
-----------------------             --------------------




VALUECLICK, INC. AND MEDIAPLEX(R), INC. TO MERGE, EXPANDING DIGITAL MARKETING SERVICES

Combination Designed to Build Digital Marketing Powerhouse

WESTLAKE VILLAGE, CA--July 1, 2001 -In a strategic move to gain market share by providing advertisers and publishers technologically robust digital advertising and marketing solutions, ValueClick, Inc. (Nasdaq:VLCK), a leading provider of performance based advertising solutions signed a merger agreement with Mediaplex, Inc. (Nasdaq:MPLX), a provider of technology solutions for marketers and advertisers.

The combination will enable both companies to complete their respective digital advertising product and service offerings by providing both publisher and advertiser technology solutions. Mediaplex's MOJO proprietary real-time ad serving and e-CRM (Customer Relationship Management)
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technology, combined with ValueClick's publisher side Dynamo ad serving solution, will allow each company to leverage their technologies across a broader client base.

ValueClick and Mediaplex, as a combined company, will work to expand benchmarks and standards for all facets of digital advertising, including real-time third-party ad serving, performance based advertising solutions for both publishers and advertisers and outbound CRM e-mail solutions. In addition, at the close of the transaction, the combined company will have significant financial strength with expected cash balances of over $150 million.

"The acquisition of Mediaplex continues to build our product suite so that we can provide our customers with comprehensive choices and services," stated Jim Zarley, Chairman and Chief Executive Officer of ValueClick. "Being able to extend our product offerings while achieving the significant cost reductions we have planned will ensure both the growth potential and financial stability that is needed in the market."

"Mediaplex will draw from the vast experience of ValueClick's digital advertising solutions to jointly develop our core solutions moving forward, as well as establish a powerful combination of service offerings," stated Tom Vadnais, Mediaplex President and Chief Executive Officer. "We believe this merger will yield benefits both internally and for both our respective e-business clients."

Upon completion of the transaction, Jim Zarley will continue as the Chief Executive Officer and Chairman of the Board of ValueClick, Inc. and Tom Vadnais will continue as the President and Chief Executive Officer of Mediaplex, which will become a wholly-owned subsidiary of ValueClick.

The combined company will have domestic offices in Westlake Village, CA, San Francisco, CA, New York, and Louisville, KT and international offices in the United Kingdom, Germany, France, Canada and Japan. Clients of both companies can now choose from an impressive array of media and technology choices around the world.

Under the terms of the agreement, Mediaplex's shareholders will receive .4113 shares of ValueClick common stock for each share of Mediaplex common stock. Upon closing, ValueClick will issue a total of approximately 14.9 million shares of its common stock for all the outstanding common stock of Mediaplex. As of last Friday's close price, this proposed transaction represents a 45 percent premium to Mediaplex shareholders. The merger is subject to approval by shareholders of both parties and standard conditions.

About ValueClick

ValueClick is the leading global provider of performance-based Internet advertising solutions for advertisers and Web publishers. ValueClick delivers the best value for the ad dollar through a combination of performance-based pricing, advanced targeting capabilities, rigorous network quality control and an integrated product line, including Click Agents' cost-per-click network (www.clickagents.com), Zmedia's cost-per-lead product and opt-in email network (www.zmedia.com), onResponse's cost-per-action network (www.onresponse.com), and eTrax ROI Measurement software. For website publishers of all sizes, ValueClick offers advertising revenue opportunities and publisher ad serving technology.

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ValueClick reaches over one in three Internet households in the U.S., the
Pan-European region, and Japan every month, delivering over 325,000 quality leads to advertisers every day from a network of over 30,000 websites worldwide. ValueClick provides results for clients such as the Coca-Cola Company, Heineken N.V., Sara Lee Corporation, GlaxoSmithKline, Citigroup, Inc., American Express Company, British Airways, Hyatt Corporation, Michelin Group, Renault, CompuServe, iVillage, Panasonic, Sprint and Verizon. For more information about ValueClick, visit www.valueclick.com.

About Mediaplex, Inc.

Mediaplex, Inc. (Nasdaq:MPLX) (www.mediaplex.com) serves the marketing communications industry with technology solutions for digital messaging, support services that maximize campaign return, and infrastructure tools to ensure effective program implementation. Mediaplex(R) enables marketers to manage, target and distribute integrated messaging across all digital media. The company's proprietary MOJO technology platform is unique in its ability to automatically configure messages in response to real-time information from a marketer's enterprise data system and to provide ongoing campaign optimization.

Mediaplex works with advertising agencies and clients that include America West Airlines, DraftWorldwide and McCann-Erickson (both members of the Interpublic Group of Companies), eBay, macys.com, Wells Fargo, Motorola, OfficeMax.com, Publicis & Hal Riney, Radio Free Virgin, Sony, Orbitz, TBWA\Chiat\Day, and Young & Rubicam (including The Digital Edge and Impiric).

Mediaplex is headquartered in San Francisco, with offices in New York, Silicon Valley and its subsidiary AdWare in Louisville and Toronto.

Safe Harbor Statement:

This release contains forward-looking statements that involve risks and uncertainties, including statements concerning the completion of digital advertising service offerings, the expansion of benchmarks and standards for all facets of digital advertising, trends in online advertising spending, estimates of future online performance-based advertising, expected cash balances and the merger yielding benefits for both companies' e-business clients. Actual results may differ materially from the results predicted and reported results should not be considered an indication of future performance. Important factors which could cause actual results to differ materially from those expressed or implied in the forward-looking statements are detailed under "Risk Factors" and elsewhere in filings with the Securities and Exchange Commission made from time to time by ValueClick and Mediaplex, including ValueClick's Annual Report on Form 10-K filed on April 2, 2001, recent quarterly reports on Form 10-Q and current reports on Form 8-K and Mediaplex's Annual Report on Form 10-K filed on March 30, 2001, recent quarterly reports on Form 10-Q and current reports on Form 8-K. Other factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements include the risk that market demand for online advertising, and performance-based online advertising in particular, will not grow as rapidly as predicted. ValueClick and Mediaplex undertake no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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ADDITIONAL INFORMATION AND WHERE TO FIND IT: ValueClick plans to file a
Registration Statement on SEC Form S-4 in connection with the merger and ValueClick and Mediaplex expect to mail a Joint Proxy Statement/Prospectus to their stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available.

The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about ValueClick, Mediaplex, the merger, and related matters. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov. In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, ValueClick and Mediaplex file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements and other information filed by ValueClick and Mediaplex at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 800-SEC-0330 for further information on public reference rooms. ValueClick's and Mediaplex's filings with the Commission are also available to the public from commercial document-retrieval services and the web site maintained by the Commission at http://www.sec.gov. ValueClick and Mediaplex and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from ValueClick and Mediaplex stockholders in favor of, among other things, the adoption of the merger agreement. A complete description of these matters and a description of any interests that the directors and executive officers of ValueClick and Mediaplex have in the merger will be available in the Joint Proxy Statement/Prospectus.